Exhibit 99.2

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	January 1	December 31	March 31
	2010	2010	2011
Assets
Current assets:
Cash and cash equivalents (note 10)	$937.7	$632.8	$584.0
Accounts receivable	828.1	945.1	841.6
Inventories (note 5)	676.1	845.7	981.3
Income taxes receivable	21.2	15.6	16.9
Assets classified as held-for-sale	22.8	35.5	36.6
Other current assets	74.5	87.0	82.3
Total current assets	2,560.4	2,561.7	2,542.7

Property, plant and equipment	371.5	332.2	333.1
Goodwill	—	14.6	15.3
Intangible assets	33.1	33.6	31.5
Deferred income taxes	25.1	41.9	42.7
Other non-current assets	31.7	29.9	32.0
Total assets	$3,021.8	$3,013.9	$2,997.3

Liabilities and Equity
Current liabilities:
Accounts payable	$927.1	$1,176.2	$1,161.2
Accrued and other current liabilities	261.1	279.1	221.7
Income taxes payable	38.0	55.4	57.2
Current portion of provisions	72.1	41.9	43.0
Current portion of long-term debt (note 6(b))	222.8	—	—
Total current liabilities	1,521.1	1,552.6	1,483.1

Retirement benefit obligations	116.0	129.3	130.7
Provisions and other non-current liabilities	7.1	12.9	14.4
Deferred income taxes	31.9	36.2	35.8
Total liabilities	1,676.1	1,731.0	1,664.0

Equity:
Capital stock (note 7)	3,591.2	3,329.4	3,346.3
Treasury stock	(0.4)	(15.9)	(7.9)
Contributed surplus	222.7	360.9	353.3
Deficit	(2,476.7)	(2,403.8)	(2,373.8)
Accumulated other comprehensive income	8.9	12.3	15.4
Total equity	1,345.7	1,282.9	1,333.3
Total liabilities and equity	$3,021.8	$3,013.9	$2,997.3

Contingencies (note 11).

Subsequent event (note 13).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

more….

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended March 31
	2010	2011
Revenue	$1,518.1	$1,800.1
Cost of sales	1,412.9	1,683.2
Gross profit	105.2	116.9
Selling, general and administrative expenses (SG&A)	59.5	70.3
Research and development	—	2.2
Amortization of intangible assets	3.7	3.8
Other charges (note 8)	13.0	5.9
Earnings from operations	29.0	34.7
Finance costs, net	4.1	1.4
Earnings before income taxes	24.9	33.3
Income tax expense (recovery) (note 9):
Current	3.1	4.8
Deferred	(6.7)	(1.5)
	(3.6)	3.3
Net earnings for the period	$28.5	$30.0

Basic earnings per share	$0.12	$0.14

Diluted earnings per share	$0.12	$0.14

Shares used in computing per share amounts (in millions):
Basic	229.9	215.4
Diluted	232.8	219.2

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2010	2011
Net earnings for the period	$28.5	$30.0
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	(2.0)	3.3
Change from derivatives designated as hedges	3.8	(0.2)
Total comprehensive income for the period	$30.3	$33.1

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 7)	Treasury stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)
Balance — January 1, 2010	$3,591.2	$(0.4)	$222.7	$(2,476.7)	$8.9
Issuance of capital stock	5.1	—	(1.6)	—	—
Purchase of treasury stock	—	(1.0)	—	—	—
Stock-based compensation	—	1.2	4.7	—	—
Other	—	—	0.4	—	—
Net earnings for the period	—	—	—	28.5	—
Currency translation differences for foreign operations	—	—	—	—	(2.0)
Change from derivatives designated as hedges	—	—	—	—	3.8
Balance — March 31, 2010	$3,596.3	$(0.2)	$226.2	$(2,448.2)	$10.7

Balance — January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3
Issuance of capital stock	16.9	—	(6.2)	—	—
Purchase of treasury stock	—	(7.7)	—	—	—
Stock-based compensation	—	15.7	(1.7)	—	—
Other	—	—	0.3	—	—
Net earnings for the period	—	—	—	30.0	—
Currency translation differences for foreign operations	—	—	—	—	3.3
Change from derivatives designated as hedges	—	—	—	—	(0.2)
Balance — March 31, 2011	$3,346.3	$(7.9)	$353.3	$(2,373.8)	$15.4

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2010	2011
Cash provided by (used in):

Operating activities:
Net earnings for the period	$28.5	$30.0
Adjustments for items not affecting cash:
Depreciation and amortization	22.2	19.1
Equity-settled stock-based compensation	5.8	14.0
Other charges (recovery)	7.5	(0.1)
Finance costs, net	4.1	1.4
Income tax expense (recovery)	(3.6)	3.3
Other	0.8	1.6
Changes in non-cash working capital items:
Accounts receivable	28.9	103.5
Inventories	(47.7)	(135.6)
Other current assets	6.7	7.2
Accounts payable, accrued and other current liabilities and provisions	(28.6)	(69.9)
Non-cash working capital changes	(40.7)	(94.8)
Income taxes paid	(1.0)	(4.7)
Net cash provided by (used in) operating activities	23.6	(30.2)

Investing activities:
Acquisitions, net of cash acquired (note 12(a))	(5.0)	—
Purchase of computer software and property, plant and equipment	(7.6)	(18.6)
Proceeds from sale of assets	5.3	0.4
Other	(0.3)	—
Net cash used in investing activities	(7.6)	(18.2)

Financing activities:
Repurchase of Senior Subordinated Notes (Notes) (note 6(b))	(231.6)	—
Issuance of capital stock (note 7)	3.5	10.7
Purchase of treasury stock (note 7)	(1.0)	(7.7)
Finance costs paid	(12.1)	(3.4)
Other	(0.3)	—
Net cash used in financing activities	(241.5)	(0.4)

Net decrease in cash and cash equivalents	(225.5)	(48.8)
Cash and cash equivalents, beginning of period	937.7	632.8
Cash and cash equivalents, end of period	$712.2	$584.0

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica provides end-to-end product lifecycle solutions on a global basis to original equipment manufacturers (OEMs) in the consumer, enterprise computing, communications, industrial, aerospace and defense, healthcare and green technology markets. Our product lifecycle solutions include a full range of services to our customers including design, manufacturing, engineering, order fulfillment, logistics and after-market services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS).

Our unaudited interim consolidated financial statements for the three months ended March 31, 2011 are our first financial statements prepared in accordance with IFRS and its interpretations adopted by the IASB, including IFRS 1, First-time Adoption of International Financial Reporting Standards.  We have elected January 1, 2010 as the date of transition to IFRS (Transition Date).  Previously, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in Canada (GAAP).  GAAP differs in some policies from IFRS.  In accordance with the transition rules, we have retroactively applied IFRS to our comparative data for 2010.

These unaudited interim consolidated financial statements should be read in conjunction with our 2010 annual consolidated financial statements prepared in accordance with GAAP, the IFRS transition disclosures in note 3 and the additional annual disclosures in note 12.

In note 3, we have presented reconciliations and descriptions of the effect of transitioning from GAAP to IFRS on our equity, net earnings and comprehensive income.  In note 12, we have presented selected annual disclosures in accordance with IFRS to supplement our 2010 annual consolidated financial statements prepared in accordance with GAAP.

The unaudited interim consolidated financial statements were authorized for issuance by the Board of Directors on April 20, 2011.

Functional and presentation currency:

These unaudited interim consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information presented in U.S. dollars (except per share amounts) has been rounded to the nearest million.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

We have applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units (CGU), and to valuing our financial instruments, pension costs, stock-based payments, provisions and contingencies.  See our significant accounting policies below for further information with respect to these significant estimates and assumptions.

SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of consolidation:

These unaudited interim consolidated financial statements include our subsidiaries.  Subsidiaries that are acquired during the year are consolidated from their respective dates of acquisition. Inter-company transactions and balances are eliminated on consolidation.

(b)   Business combinations:

We use the purchase method to account for business combinations.  All identifiable assets and liabilities, including contingent liabilities, are recorded at fair value at the acquisition date.  Subsequent changes in the fair value of the identifiable net assets are generally recorded through the consolidated statement of operations.  Acquisition-related costs are expensed as incurred in the consolidated statement of operations.

(c)          Foreign currency translation:

The reporting currency for our consolidated financial statements is U.S. dollars. The majority of our subsidiaries have a U.S. dollar functional currency which represents the currency of the primary economic environment in which they operate. For such subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the period-end exchange rates. We translate non-monetary assets and liabilities denominated in foreign currencies at historic rates, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions.  Foreign currency differences arising on translation are recognized in the consolidated statement of operations.

For foreign operations with a non-U.S. dollar functional currency, we translate assets and liabilities into U.S. dollars using the period-end exchange rates, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction. Gains and losses arising from the translation of these foreign operations are deferred in the foreign currency translation account included in other comprehensive income.

(d)  Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments with original maturities of three months or less.  Cash and cash equivalents are carried at cost, which approximates fair value.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(e)   Accounts receivable:

We initially value our accounts receivable at fair value. We record an allowance for doubtful accounts against accounts receivable that management believes are impaired. We record specific allowances against customer receivables based on our evaluation of the customers’ credit worthiness and knowledge of their financial condition. We also consider the aging of the receivables, customer and industry concentrations, the current business environment, and historical experience.

(f)            Inventories:

We value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. Cost includes direct materials, labor and overhead. In determining the net realizable value, we consider factors such as shrinkage, the aging of and future demand for the inventory, contractual arrangements with customers and our ability to utilize inventory in other programs or return inventory to suppliers.  A change to these assumptions could impact our inventory valuation and have a resulting impact on gross margins.  We procure inventory based on specific customer orders and forecasts.  If actual market conditions or our customers’ product demands are less favourable than those projected, additional valuation adjustments may be required.  We attempt to utilize excess inventory in other products we manufacture or return the inventory to the supplier or customer.  To the extent economic circumstances have changed, previous write-downs are reversed and recognized in the consolidated statement of operations in the period the change occurs.

(g)   Assets classified as held-for-sale:

Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sale transaction rather than through its continued use.  Assets classified as held-for-sale are measured at the lower of carrying amount or fair value less costs to sell and are no longer depreciated.

(h)         Property, plant and equipment:

We carry property, plant and equipment at cost less accumulated depreciation and impairment losses.  Cost consists of expenditures directly attributable to the acquisition of the asset, including interest for constructing qualified long-term assets, as applicable. We capitalize the cost of an asset when the economic benefits associated with that asset are probable and when the cost can be measured reliably. The cost of major renovations are capitalized and the carrying amount of replaced assets are written off. All other maintenance and repair costs are expensed in the consolidated statement of operations as incurred.  Land is not depreciated.  We recognize depreciation expense on a straight-line basis over the estimated useful life of the asset as follows:

Buildings	25 years
Building/leasehold improvements	Up to 25 years or term of lease
Office equipment	5 years
Machinery and equipment	3 to 7 years

When components of an asset have a significantly different useful life than its primary asset, the components are depreciated separately.  Residual values, useful lives and methods of depreciation are reviewed annually at year end and adjusted prospectively.  Gains and losses on the disposal or retirement of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of an asset and are recognized in the consolidated statement of operations.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(i)    Leases:

We are the lessee of property, plant and equipment, primarily buildings and machinery.  Leases where the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under these leases are generally treated as rentals and recognized as expenses on a straight-line basis over the term of the lease in our consolidated statement of operations. In instances where the risks and rewards of ownership have substantially transferred to us, we classify these leases as finance leases. Finance leases are capitalized at the commencement of a lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments, and are depreciated over the shorter of the useful life of the assets and the lease term. Corresponding liabilities, net of finance costs, are included in the consolidated balance sheet. Each lease payment is allocated between the liability and finance costs.

(j)   Goodwill and intangible assets:

Goodwill:

Goodwill is initially measured on the consolidated balance sheet as the excess of the fair value of the consideration paid compared to the fair value of the identifiable net assets acquired, including the fair value of any contingent consideration.  We allocate goodwill to the CGU, or group of CGUs, that are expected to benefit from the acquisition.  We do not amortize goodwill.

Intangible assets:

We record intangible assets on the consolidated balance sheet at fair value on the date of acquisition. An intangible asset is capitalized when the economic benefit associated with an asset is probable and when the cost can be measured reliably. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

Intellectual property	3 to 5 years
Other intangible assets	4 to 10 years
Computer software asset	1 to 10 years

Intellectual property assets consist primarily of certain non-patented intellectual property and process technology. Other intangible assets consist primarily of customer relationships and contract intangibles. Computer software assets consist primarily of software licenses.  Changes in the useful lives are made on a prospective basis.

(k)         Impairment of non-financial assets:

The carrying amounts of non-financial assets, other than inventory and deferred income tax assets, are reviewed for impairment on an annual basis or whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset may not be recoverable.  If any such indication exists, the carrying amount of the asset is tested for impairment.  Assets that cannot be tested individually are grouped with other assets that generate cash inflows that are largely independent of the cash inflows of other assets or group of assets, or CGU.  Absent triggering events during the year, we conduct our impairment assessment in the fourth quarter of the year to correspond with our planning cycle.

We recognize an impairment loss when the carrying amount of an asset or CGU exceeds the recoverable amount. The recoverable amount of an asset or CGU is the greater of its value-in-use or its fair value less costs to sell.  The process of determining value-in-use, or discounted cash flows, is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.  The process of determining fair value less costs to sell requires the valuation and use of appraisals for property. Impairment losses are recognized in the consolidated statement of operations. Impairment losses

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

recognized in respect of a CGU are first allocated to reduce the carrying amount of goodwill and then allocated to reduce the other assets in the CGU on a pro rata basis.

Impairment losses are reversed if the circumstances that led to the impairment no longer exist.  At each reporting date, we review for indicators that could change the estimates used to determine the recoverable amount. The amount of the reversal is limited to restoring the carrying amount to the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.  Impairment losses for goodwill are not reversed in future periods.

(l)    Provisions:

Restructuring:

We incur restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. Our restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been vacated and owned facilities which are no longer used and are available-for-sale. We recognize the restructuring provisions in the period the detailed plans are approved and the actions have either commenced or have been announced. We record our restructuring charges as other charges in the consolidated statement of operations.

The recognition of these charges require management to make certain judgments and estimates regarding the nature, timing and amounts associated with these plans. Employee termination costs are generally recognized when announced.  For owned facilities, an impairment loss is recognized based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been vacated, the lease obligation is discounted based on future lease payments less estimated sublease income. We recognize the change in provisions due to the passage of time as finance costs. To estimate future sublease income, we work with independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in future estimates.

Legal:

We recognize a provision for present legal or constructive obligations arising from past events when the amount can be reliably estimated and it is probable that an outflow of resources will be required to settle an obligation. At the end of each reporting period, we evaluate the appropriateness of the remaining balances.  Adjustments to the recorded amounts may be required to reflect actual experience or changes in future estimates.

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  The ultimate outcome or actual cost of settlement may vary significantly from our original estimates. Material obligations that have not been recognized as provisions, as the outcome is not probable or the amount cannot be reliably estimated, are disclosed as contingent liabilities, unless the likelihood of outcome is remote.

Warranty:

We offer product and service warranties to our customers. We record a provision for future warranty costs based on the terms of the warranty, which vary by customer, product or service, management’s best estimate of probable claims under these warranties, and historical experience.  These estimates are reviewed and adjusted as necessary as experience develops or new information becomes known.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(m)      Employee benefits:

Pension and non-pension post-employment benefits:

Pension and non-pension post-employment benefits are classified as either defined contribution plans or defined benefit plans.

Under defined contribution plans, our obligation is to make a fixed contribution to a separate entity with no further legal or constructive obligation to pay additional amounts if the pension plans fail to hold sufficient assets to cover the employee benefits.  The related actuarial and investment risks fall on the employee.  Obligations to make contributions to defined contribution plans are recognized as an employee benefit expense in the consolidated statement of operations in the periods during which the employee service is rendered.

Defined benefit plans are post-employment benefit plans other than defined contribution plans. Under defined benefit plans, our obligation is to provide an agreed upon benefit to current and former employees.  We remain exposed to the actuarial and investment risks for defined benefit plans. The net obligation is actuarially determined using the projected unit credit method, based on service and management’s best estimate of items such as the expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages, the discount rate used in measuring the liability and expected healthcare costs.  These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management.  Changes in assumptions could impact our pension plan valuation, and future pension expense and funding. Our obligation for each defined benefit plan consists of the present value of the defined benefit obligation less the fair value of plan assets and any unrecognized past service costs, and is presented net on the consolidated balance sheet.  When the actuarial calculation results in a benefit, the asset recognized is restricted to the total of cumulative unrecognized past service costs and the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, we also consider any minimum funding requirements that apply to the plan. An economic benefit is available if it is realizable during the life of the plan, or on settlement of the plan liabilities.

We recognize the vested portion of past service costs arising from plan amendments immediately in our consolidated statement of operations. The unvested portion is deferred and amortized on a straight-line basis over the vesting period. Actuarial gains or losses arising from the difference between the actual long-term rate of return on plan assets and the expected long-term rate of return are recognized through other comprehensive income (OCI) and deficit.  Curtailment gains or losses may arise from significant changes to a plan.  We offset curtailment gains or losses against any related unrecognized past service costs or credits and record any excess gains or losses when the curtailment occurs.

Stock-based compensation:

We grant stock options, performance options, performance share units (PSUs) and restricted share units (RSUs) to employees as part of our long-term incentive plans. Stock options and RSUs vest in installments over the vesting period.  Stock options vest 25% per year for four years.  RSUs vest 33-1/3% per year for three years.  PSUs vest at the end of their respective terms, generally three years, to the extent that performance conditions have been met. We treat each installment as a separate grant in determining the compensation expense.

The grant date fair value of options granted to employees is recognized as compensation expense, with a corresponding charge to contributed surplus, over the period that the employees become unconditionally entitled to the options. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period.  When options are exercised, the proceeds are credited to capital stock.  We measure the fair value of options using the Black-Scholes option pricing model. Measurement inputs include the price of our subordinate

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

voting shares on the measurement date, exercise price of the option, expected volatility of our subordinate voting shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

The cost we record for equity-settled RSUs, and for PSUs granted prior to 2011, is based on the market value of our subordinate voting shares at the time of grant. The cost of these PSUs, which vest based on a non-market performance condition, is recorded based on our best estimate of the outcome of the performance condition and adjusted as new facts and circumstances arise. We amortize this cost to compensation expense in the consolidated statement of operations, with a corresponding charge through contributed surplus in the consolidated balance sheet, over the period the employees becomes unconditionally entitled to the awards. Historically, we have generally settled these awards with shares purchased in the open market. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense in the consolidated statement of operations.

The cost we record for PSUs granted in 2011 is determined using a Monte Carlo simulation model.  The number of awards expected to be earned, is factored into the grant date Monte Carlo valuation for the award.  The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on the total shareholder return (TSR) of Celestica relative to the TSR of a pre-defined EMS competitor group.  The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market condition.  Compensation expense is recognized in the consolidated statement of operations on a straight-line basis over the requisite service period and is reduced for estimated PSU awards that will not vest as a result of not meeting continued employment vesting conditions.

(n)         Deferred financing costs:

Deferred financing costs consist of costs relating to the issuance of debt. We record financing costs as a reduction to the cost of the related debt which we amortize to the consolidated statement of operations over the term of the related debt or when the debt is retired, if earlier.

(o)        Income taxes:

Our income tax expense for the period is comprised of current and deferred income taxes. Current taxes and deferred taxes are recognized in the consolidated statement of operations, except to the extent that they relate to items recognized in other comprehensive income (OCI) or directly in equity. In these cases, the taxes are also recognized in OCI or directly in equity, respectively.

We use the liability method of accounting for deferred income taxes. Under this method, we recognize deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carryforwards.  We measure deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. We recognize deferred income tax assets only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We recognize the effect of a change in income tax rates in the period of enactment or substantive enactment.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Deferred income taxes are not recognized if they arise from the initial recognition of goodwill, nor are they recognized on temporary differences arising from the initial recognition of an asset or liability in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.  Deferred income taxes are also not recognized on temporary differences relating to investments in subsidiaries to the extent that it is probable that the temporary differences will not reverse in the foreseeable future.

We record current income tax expense or recovery based on taxable income earned or loss incurred for the period in each tax jurisdiction where we operate, and for any adjustment to taxes payable in respect of previous years, using tax laws that are enacted or substantively enacted at the balance sheet date.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining our income tax provisions. Management periodically evaluates the positions taken in our tax returns with respect to situations in which applicable tax rules are subject to interpretation. We establish provisions related to tax uncertainties where appropriate based on our best estimate of the amount that will ultimately be paid to or received from tax authorities. We recognize accrued interest and penalties relating to tax uncertainties in current income tax expense.

(p)   Financial assets and financial liabilities:

Financial assets and financial liabilities are initially recognized at fair value and subsequently measured at either fair value or amortized costs based on their classification as described below.

Fair value through operations:

Financial assets and financial liabilities that are purchased and incurred with the intention of generating earnings in the near term are classified as fair value through operations. This category includes our short-term investments in money market funds included in cash equivalents and derivative assets not qualifying for hedge accounting. Investments are initially recognized and subsequently carried at fair value with changes recognized through our consolidated statement of operations.  Transaction costs are expensed as incurred in the consolidated statement of operations.

Held-to-maturity investments:

Securities that have fixed or determinable payments and a fixed maturity date, which we intend to and have the ability to hold to maturity, are classified as held-to-maturity and includes our term deposits included in cash equivalents. Held-to-maturity financial assets are initially recognized in the consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Loans and receivables:

Financial assets with fixed or determinable payments are classified as loans and receivables, such as our accounts receivable.  This category excludes any derivative assets, or assets that are quoted in active markets.  Loans and receivables are initially recognized in the consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Financial liabilities measured at amortized cost:

This category is for financial liabilities that are not classified as fair value through operations and includes accounts payable, the majority of our accrued liabilities and certain other provisions, which we record at amortized cost in the consolidated balance sheet.

Available-for-sale:

We currently do not hold any financial assets designated as available-for-sale.

(q)   Derivatives and hedge accounting:

We enter into forward exchange and option contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies that are considered highly probable and foreign-currency denominated balances. We do not enter into derivatives for speculative purposes.

At the inception of a hedging relationship, we formally document our relationship between the hedging instrument and the hedged item, as well as our risk management objectives and strategy for undertaking the various hedge transactions. Our process includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. We have also formally assessed, both at the hedge’s inception and at the end of each quarter, whether the derivatives used in hedged transactions are highly effective in offsetting changes in the cash flows of the hedged items.  We record the gain or loss from these forward contracts at the same location where the underlying exposures are recognized in the consolidated statement of operations.  For our non-designated hedges against our balance sheet exposures denominated in foreign currencies, we record the gain or loss from these forward contracts in SG&A expenses.

In certain circumstances, we have not designated forward contracts as hedges and therefore have marked these contracts to market each period, resulting in a gain or loss in our consolidated statement of operations.

All derivatives are measured at fair value in our consolidated balance sheet.  The majority of our derivative assets and liabilities arise from foreign currency forward contracts, the majority of which are designated as cash flow hedges.  In a cash flow hedge, changes in the fair value of the hedging derivative, to the extent effective, are deferred in OCI until the asset or liability being hedged is recognized in our consolidated statement of operations. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain or loss in OCI is amortized to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain or loss in OCI is recognized immediately in our consolidated statement of operations. For our current cash flow hedges, the majority of the underlying expenses being hedged are included in cost of sales in our consolidated statement of operations.

We value our derivative assets and liabilities based on inputs that are either readily available in public markets or derived from information available in public markets.  Inputs used include discount rates and forward exchange rates.  Changes in these inputs can cause significant volatility in the fair value of our financial instruments in the short-term.

(r)    Impairment of financial assets:

Financial assets are reviewed at each reporting date and are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset has been negatively impacted.  Impairment losses are measured as the excess of the carrying amount over the fair value of the asset and are recognized in the consolidated statement of operations.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(s)    Revenue:

We derive most of our revenue from the sale of electronic products and services that we have manufactured or provided to customer specifications. We also derive revenue from design, engineering, fulfillment and after-market services. We recognize revenue from the sale of products and services rendered when all material risks and benefits associated with the products sold or services rendered have passed to the buyer and no material uncertainties remain as to the collection of our receivables.  We assume no further performance obligations after revenue has been recognized, other than our standard manufacturing or service warranties.

We provide warehousing services in connection with manufacturing services to certain customers. We assess the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements, we defer recognizing revenue until we have shipped the products to our customer.

(t)    Research and development:

We incur costs relating to research and development activities. We expense these costs as incurred in the consolidated statement of operations unless development costs meet certain criteria for capitalization. No amounts were capitalized for the first quarters of 2010 and 2011.

(u)   Earnings per share (EPS):

Basic EPS is calculated by dividing net earnings or loss by the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method, which reflects the potential dilution from stock options and RSUs that are issued from treasury.

3.             TRANSITION TO IFRS

We adopted IFRS on January 1, 2011 and our unaudited interim consolidated financial statements for the three months ended March 31, 2011 are our first interim financial statements prepared in accordance with IFRS, including IFRS 1.  In accordance with IFRS 1, we have applied IFRS retroactively to our comparative data as of January 1, 2010, the Transition Date.  In preparing these unaudited interim consolidated financial statements, we also applied certain exceptions and exemptions available under IFRS 1 to our conversion from GAAP to IFRS as discussed below.

Estimates:

Hindsight was not used to create or revise estimates. The estimates previously made by us under GAAP were not revised for IFRS except where necessary to reflect differences in accounting policies.

SUMMARY OF EXCEPTIONS AND EXEMPTIONS:

Business combinations:

IFRS 1 allows us to apply IFRS 3 (revised), Business Combinations, on a prospective or retrospective basis.  We have elected to apply this standard on a prospective basis for all business combinations completed subsequent to the Transition Date.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Cumulative currency translation differences:

IFRS 1 allows cumulative currency translation differences for foreign operations to be cleared through equity on transition.  Gains or losses from the subsequent disposal of foreign operations would exclude translation differences arising prior to adopting IFRS.  We elected to clear our cumulative currency translation balance to zero on the Transition Date.

Employee benefits:

IFRS 1 provides the option to retrospectively apply the corridor approach for the recognition of actuarial gains and losses, or to recognize all cumulative gains and losses deferred under GAAP in opening deficit at the Transition Date. We elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date through opening deficit for all of our defined benefit and post-employment benefit plans.

Hedge accounting:

Only hedging relationships that satisfied the hedge accounting criteria as at the Transition Date were reflected as hedges under IFRS.  All existing hedging relationships were recognized under IFRS on the Transition Date.

RECONCILIATION OF GAAP TO IFRS:

The following tables set forth, for the periods indicated, a reconciliation from GAAP to IFRS, of our equity, net earnings and comprehensive income:

		January 1	March 31	December 31
	Notes	2010	2010	2010

Reconciliation of equity:

Equity in accordance with GAAP		$1,475.8	$1,512.2	$1,421.3
Employee benefits	a	(130.4)	(128.2)	(152.4)
Restructuring provision	b	(1.3)	(1.2)	9.8
Income taxes	c	1.6	2.4	5.6
Business combinations	d	—	(0.4)	(1.0)
Other		—	—	(0.4)
Equity in accordance with IFRS		$1,345.7	$1,384.8	$1,282.9

		Three months ended March 31	Year ended December 31
	Notes	2010	2010

Reconciliation of net earnings:

Net earnings in accordance with GAAP		$25.9	$80.8
Employee benefits (includes related foreign exchange)	a	2.2	6.7
Restructuring provision	b	0.1	11.1
Income taxes	c	0.8	3.6
Business combinations	d	(0.4)	(1.0)
Stock-based compensation	f	(0.1)	0.4
Other		—	(0.4)
IFRS adjustments to net earnings		2.6	20.4
Net earnings in accordance with IFRS		$28.5	$101.2

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

		Three months ended March 31	Year ended December 31
	Notes	2010	2010

Reconciliation of comprehensive income:

Comprehensive income in accordance with GAAP		$27.7	$84.2
IFRS adjustments to net earnings as above		2.6	20.4
Actuarial losses on pension plans, net of tax	a	—	(28.3)
Comprehensive income in accordance with IFRS		$30.3	$76.3

Transitional adjustments:

(a)  Employee benefits and actuarial losses on pension plans:

In accordance with GAAP, actuarial gains and losses arising from defined benefit and post-retirement benefit plans were deferred and amortized to operations over time using the corridor approach.  Under IFRS, we elected to recognize all cumulative actuarial gains or losses deferred under GAAP through deficit at the Transition Date.  At December 31, 2009, we had $140.3 of unrecognized actuarial losses under GAAP.  Under GAAP, prior service costs or credits were deferred and amortized to operations over the remaining service period or life expectancy.  Under IFRS, we recognized vested prior service credits deferred under GAAP through deficit at the Transition Date.  At December 31, 2009, we had $9.9 of unrecognized vested prior service credits under GAAP.

At December 31, 2009, the balance of our pension asset and pension obligations under GAAP were $104.4 and $75.4, respectively.  Compared to GAAP, the IFRS pension-related transitional adjustments had the following effect on the consolidated balance sheet:

	January 1	March 31	December 31
	2010	2010	2010
Decrease in pension asset (included in other non-current assets)	$89.8	$90.5	$104.3
Increase in retirement benefit obligations	40.6	37.7	48.1
	$130.4	$128.2	$152.4

Employee benefit expense for the three months ended March 31, 2010 and the year ended December 31, 2010 was lower under IFRS compared to GAAP by $2.2 and $6.7 (including the impact of related foreign exchange), respectively, as the employee benefit expense under IFRS excludes the impact of the above actuarial losses and vested prior service credits that we recorded directly through deficit on the Transition Date.  Under IFRS, we elected to recognize actuarial gains and losses incurred after the Transition Date of $28.3 ($28.7 less $0.4 of taxes) through OCI and deficit.

(b)  Restructuring provision:

In accordance with GAAP, we discounted significant restructuring provisions using the discount rate at the time of initial measurement and we recorded no adjustments to reflect subsequent changes in discount rates.  Under IFRS, we remeasure our provisions each reporting period using the current period pre-tax discount rates. On the Transition Date, we increased the restructuring provision liability by $1.3 to reflect the impact of then current discount rates. For the three months ended March 31, 2010 and the year ended December 31, 2010, IFRS net earnings were higher than GAAP net earnings by $0.1 and $0.4, respectively, to reflect changes in discount rates during the period.  In addition, IFRS defers the recognition of restructuring charges until the plans are implemented or announced to employees.  Under GAAP, our restructuring charges for 2010 included $10.7 for actions not yet announced at December 31, 2010 which we reversed under IFRS.  We expect to record these charges during 2011 when we

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

announce the actions.  There were no restructuring adjustments related to unannounced actions at the Transition Date.  Our restructuring provision at January 1, 2010 was $45.3 (December 31, 2010 — $20.0) under IFRS.

(c)   Income taxes:

Under IFRS, we recognized net deferred income tax assets for temporary differences arising from inter-company transfers of property and equipment and to reflect the tax effect of revaluing foreign currency denominated non-monetary balances, which were not required under GAAP.  We also recorded the deferred income tax effects of the other IFRS adjustments.

(d)  Business combinations:

Under IFRS, acquisition-related transaction costs are expensed as incurred.  As a result of transaction costs associated with our two acquisitions in 2010, IFRS net earnings for the three months ended March 31, 2010 and the year ended December 31, 2010 were lower than GAAP net earnings by $0.4 and $1.0, respectively. Under GAAP, these costs were capitalized as part of the purchase price allocation.  IFRS also requires that obligations for contingent consideration be recorded at fair value at the acquisition date.  Under GAAP, contingent consideration is only recorded when the amounts are reasonably estimable and the outcome is certain. For one acquisition in 2010, we recorded additional goodwill of $4.5 under IFRS, with a corresponding increase to other non-current provisions on the acquisition date.  Subsequent changes in the fair value of the contingent consideration from the date of acquisition to the settlement date are generally recorded in the consolidated statement of operations.  At December 31, 2010, the fair value of the contingent consideration increased to $4.6 due to changes in foreign exchange rates.

(e)   Cumulative currency translation adjustment:

In accordance with IFRS 1, we elected to clear our cumulative currency translation balance to zero through equity on the Transition Date.  We eliminated $46.9 of cumulative currency translation gains from OCI and reduced our deficit upon transition to IFRS. Total equity was not affected.

Other adjustments and reclassifications:

(f)    Stock-based compensation:

Under GAAP, each grant was treated as a single arrangement and compensation expense was determined at the time of grant and amortized over the vesting period, generally three to four years, on a straight-line basis.  IFRS requires a separate calculation of compensation expense for awards that vest in installments.  Under IFRS, compensation expense differs from GAAP based on the changing fair values used for each installment and the timing of recognizing compensation expense.  Generally this results in accelerated expense recognition under IFRS.  On the Transition Date, we recognized additional compensation expense of $11.7 which increased our deficit with a corresponding offset to contributed surplus. Total equity was not affected. Under IFRS as compared to GAAP, stock-based compensation expense for the year ended December 31, 2010 decreased by $0.4 to $41.9 (three months ended March 31, 2010 — increased by $0.1).

(g)  Assets held-for-sale:

Under IFRS, we classified assets held-for-sale separately on the consolidated balance sheet.  Under GAAP, assets held-for-sale were included with property, plant and equipment and long-term assets on the consolidated balance sheet.  On the Transition Date, we reclassified assets held-for-sale of $22.8 to a separate line item.  Total equity was not affected by this reclassification.  At December 31, 2010, we had $35.5 in assets held-for-sale.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Cash flow:

The adoption of IFRS did not significantly impact our cash flows compared to GAAP.  Under IFRS, we reclassified $12.1 of finance costs paid, primarily for interest paid on our Notes prior to redemption in March 2010, from operating activities to financing activities for the three months ended March 31, 2010 ($15.0 — year ended December 31, 2010).  There were no changes to overall net cash flows.

4.             SEGMENT AND CUSTOMER REPORTING

The accounting standards establish the criteria for the disclosure of certain information in the interim and annual consolidated financial statements regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the primary decision maker in deciding how to allocate resources and in assessing performance.  We have identified one operating segment, which is our electronics manufacturing services business.

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the level of business and program wins or losses from new, existing and disengaging customers, the phasing in or out of programs, and changes in customer demand.  We expect that the pace of technological change, the frequency of OEMs transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended March 31
	2010	2011
Consumer	28%	26%
Enterprise Communications	22%	25%
Servers	12%	15%
Storage	14%	12%
Telecommunications	14%	11%
Industrial, Aerospace and Defense, Healthcare and Green Technology	10%	11%

Customers:

For the first quarter of 2011, two customers represented more than 10% of total revenue (first quarter of 2010 — one customer).   Our largest customer, Research In Motion, accounted for 21% of total revenue for the first quarters of 2010 and 2011.

Seasonality:

Seasonality is reflected in the mix and complexity of the products we manufacture from period-to-period.  We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

5.             INVENTORIES

During the first quarter of 2011, we recorded a net inventory provision through cost of sales of $3.7 (first quarter of 2010 — net inventory recovery of $2.2) to reflect changes in the value of our inventory to net realizable value.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

6.             LONG-TERM DEBT

(a)  Credit facility:

In January 2011, we renewed our revolving credit facility on generally similar terms and conditions, and increased the size of the facility from $200.0 to $400.0 with a maturity of January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We were in compliance with all covenants at March 31, 2011.  Commitment fees for the first quarter of 2011 were $0.4.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at March 31, 2011.

There were no borrowings outstanding under either of these facilities at March 31, 2011.

(b)  Senior Subordinated Notes:

In March 2010, we paid $231.6 to repurchase the remaining outstanding Notes and recognized a loss of $8.8 in other charges. We redeemed all of our outstanding Notes prior to March 31, 2010.   There were no Notes outstanding at March 31, 2011.

7.             CAPITAL STOCK

In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the TSX to repurchase, at our discretion, until August 2, 2011 up to 18.0 million subordinate voting shares on the open market or as otherwise permitted, subject to normal terms and limitations of such bids.  The total number of subordinate voting shares we may repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares purchased for our employee equity-based incentive programs.  During the first quarter of 2011, we did not repurchase any subordinate voting shares for cancellation under the NCIB.  As of March 31, 2011, we had repurchased and cancelled a total of 16.1 million subordinate voting shares at a weighted average price of $8.75 per share under the NCIB since its commencement.

From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares to employees upon vesting of share unit awards under our long-term incentive plans. During the first quarter of 2011, we paid $7.7 for the trustee to purchase 0.7 million subordinate voting shares in the open market.  At March 31, 2011, the trustee held 0.7 million subordinate voting shares, with an ascribed value of $7.9, for delivery under these plans. We classify these shares for accounting purposes as treasury stock until they are delivered to employees pursuant to the awards.  At March 31, 2010, the trustee held fewer than 0.1 million subordinate voting shares with an ascribed value of $0.2.

We have elected to cash-settle certain awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of subordinate voting shares we could purchase in the open market. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense.  We recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7 in the first quarter of 2011 (fourth quarter of 2010 — $5.4; first quarter of 2010 — $2.2).

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

The following table outlines the activity for stock-based awards for the three months ended March 31, 2011:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2010	10.5	4.8	7.7
Granted	0.9	2.0	2.1
Exercised (ii)	(1.8)	(1.9)	(1.8)
Forfeited/expired	(0.4)	(0.2)	(0.4)
Outstanding at March 31, 2011	9.2	4.7	7.6

The weighted-average grant date fair value of options and share units awarded in the first quarter of 2011	$4.86	$9.96	$13.75

(i)            During the first quarter of 2011, we granted 2.1 million PSUs that vest based on the achievement of a market performance condition based on TSR. See note 2(m) for a description of TSR.  We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market.

(ii)           During the first quarter of 2011, we received cash proceeds of $10.7 relating to the exercise of stock options.

During the first quarter of 2011, we amended the retirement eligibility clauses in our long-term incentive plans which accelerated the timing of recognizing the related compensation expense of $4.8.

Total stock-based compensation expense, including the mark-to-market and plan adjustments, was $17.0 for the first quarter of 2011 (first quarter of 2010 — $9.1).

8.             OTHER CHARGES

	Three months ended March 31
	2010	2011

Restructuring (a)	$6.2	$5.9
Loss on repurchase of Notes (note 6(b))	8.8	—
Other (b)	(2.0)	—
	$13.0	$5.9

(a)          Restructuring:

Our restructuring actions included consolidating facilities and reducing our workforce.  The restructuring charges for the first quarter of 2011 were comprised of $6.0 in employee termination costs associated with announced restructuring actions and a recovery of $0.1.  During the first quarter of 2011, we paid employee termination costs and lease payments totaling $4.9. At March 31, 2011, the restructuring provision consists of the following:

Employee termination costs	$7.8
Lease and other contractual obligations	13.1
Facility exit costs and other	0.2
$21.1

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(b)          Other:

Includes realized recoveries on certain assets that were previously written down through other charges, net of acquisition-related transaction costs.

9.             INCOME TAXES

Our effective tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective tax rate can also vary due to the impact of foreign exchange fluctuations.

10.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, as well as derivatives.  The majority of our financial liabilities are recorded at amortized costs except for derivatives.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	January 1	December 31	March 31
	2010	2010	2011

Cash (i)	$259.8	$242.6	$191.8
Cash equivalents (i)	677.9	390.2	392.2
	$937.7	$632.8	$584.0

(i)            Our current portfolio consists of certain money market funds that hold exclusively U.S. government securities, and certificates of deposit.  The majority of our cash and cash equivalents are held with financial institutions each of which had at March 31, 2011 a Standard and Poor’s rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Our major currency exposures at March 31, 2011, are summarized in U.S. dollar equivalents in the following table.  We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies.  In accordance with the financial instruments standard, we have excluded items such as pension and post-employment benefits and income taxes.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at March 31, 2011.

	Thai baht	Canadian dollar	Mexican peso

Cash and cash equivalents	$1.9	$1.2	$1.0
Other financial assets	1.7	—	—
Accounts payable and certain accrued and other liabilities	(17.9)	(18.2)	(18.4)
Net financial liabilities	$(14.3)	$(17.0)	$(17.4)

Foreign currency risk sensitivity analysis:

At March 31, 2011, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Thai baht	Canadian dollar	Mexican peso
1% Strengthening
Net earnings	$(0.1)	$2.3	$(0.2)
Other comprehensive income	0.9	1.1	0.7
1% Weakening
Net earnings	0.1	(2.2)	0.2
Other comprehensive income	(0.9)	(1.1)	(0.7)

At March 31, 2011, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$406.1	$1.00	14	$8.4
Thai baht	99.9	0.03	13	0.5
Malaysian ringgit	81.0	0.32	15	1.4
Mexican peso	75.6	0.08	12	2.8
Euro	55.4	1.39	8	(0.1)
Chinese renminbi	19.3	0.15	12	—
Singapore dollar	17.9	0.76	12	0.7
Romanian lei	12.8	0.32	12	0.7
British pound sterling	10.9	1.57	4	0.2
Other	10.4	—	4	—
Total	$789.3			$14.6

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At March 31, 2011, the fair value of our foreign currency contracts was a net unrealized gain of $14.6 (December 31, 2010 —— net unrealized gain of $13.0).  This is comprised of $16.7 of derivative assets recorded in other current assets and $2.1 of derivative liabilities recorded in accrued and other current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

11.          CONTINGENCIES

Litigation

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. All defendants filed motions to dismiss the amended complaint. On October 14, 2010, the United States District Court issued a memorandum decision and order granting the defendants’ motions to dismiss the consolidated amended complaint in its entirety.  The plaintiffs have filed a notice of appeal to the United States Court of Appeals for the Second Circuit of the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but are not appealing the dismissal of its claims against one of our directors and Onex Corporation.  The briefing process on the appeal has commenced. A parallel class proceeding remains against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in the claim and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending both the Canadian claim and the appeal.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments and settlement costs.

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

In connection with ongoing tax audits in Hong Kong, tax authorities have taken the position that income reported by one of our Hong Kong subsidiaries in 1999 through 2008 should have been materially higher as a result of certain inter-company transactions.  In July 2010, we submitted a proposed settlement of this tax audit to the Hong Kong tax authorities.  Reassessments have been received for the years 1999 through 2008.  The Hong Kong tax authorities have accepted the proposals as submitted, with minor adjustments.  The amount of taxes and penalties relating to

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

these years totaled 128.9 million Hong Kong dollars (approximately $16.6 at current exchange rates) including the impact on future periods as a result of the reversal of tax attributes.  We had accrued these amounts in prior periods.

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $26.7 at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions.  We have not accrued for any potential adverse tax impact as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 65.1 million Brazilian reais (approximately $39.9 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Japan

The major earthquake and tsunami in Japan in March 2011, including the aftermath of those events, affected our operations in Japan, which includes a sales office, a repair service center and a manufacturing facility. The manufacturing facility in Miyagi, Japan was damaged and operations were interrupted for approximately two weeks in March of 2011. We continue to assess the damages incurred at our Japanese facility and believe that our insurance is sufficient to cover those damages. While some production had resumed by the end of the first quarter, subsequent aftershocks and related events (such as power, water and transportation disruptions) have impacted, and may continue to impact, our Japanese operations and our financial results. The earthquake and tsunami’s effect on various suppliers in the region may impact component availability in the future, which could in turn affect our production output and our financial results.

12.          SELECTED ANNUAL DISCLOSURES

(a)  2010 Acquisitions:

In January 2010, we completed the acquisition of Scotland-based Invec Solutions Limited (Invec). Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets.  In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

The total purchase price for these acquisitions, excluding contingent consideration, was $18.3 and was financed with cash. The purchase price for Allied Panels is subject to adjustment for contingent consideration totaling up to 7.1 million Euros (approximately $9.9 at current exchange rates, of which $4.5 was included in goodwill at acquisition) if specific pre-determined financial targets are achieved through fiscal year 2012. Subsequent changes in the fair value of the contingent consideration from the date of acquisition to the settlement date are generally recorded in the consolidated statement of operations. The amount of goodwill arising on the acquisition dates was $14.1, the majority of which is not tax deductible. The amount of amortizable intangible assets arising on the acquisition date was $16.1.  The estimated fair value of this contingent liability increased to $4.6 as at December 31, 2010 due to changes in foreign exchange rates.  We expensed $1.0 in acquisition-related transaction costs during 2010 in our consolidated statement of operations.

Revenue and net earnings since the respective acquisition dates for each of the acquisitions were not significant to our financial results for the first quarter of 2011 or full year 2010.

(b)  Expenses by nature:

We have presented our consolidated statement of operations by function.  Included in our cost of sales and SG&A for the year ended December 31, 2010 were employee-related costs of approximately $760 and depreciation expense of $70.5.

Total restructuring charges included in other charges are comprised of the following:

Year ended December 31 2010
Cash charges	$35.5
Non-cash charges	0.3
$35.8

Our restructuring actions included consolidating facilities and reducing our workforce.  The closing balance of restructuring provisions consists of the following:

	January 1 2010	December 31 2010
Employee termination costs	$23.6	$4.7
Lease and other contractual obligations	21.3	15.0
Facility exit costs and other	0.4	0.3
	$45.3	$20.0

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(c)   Provisions:

Our provisions include restructuring, warranty and other. The following chart details the changes in our provisions for the year ended December 31, 2010:

	Restructuring	Warranty	Other(i)	Total

Balance — January 1, 2010	$45.3	$13.8	$17.1	$76.2
Accruals/adjustments	35.5	4.2	5.4	45.1
Payments	(61.2)	(7.8)	(1.7)	(70.7)
Accretion	0.4	—	—	0.4
Balance — December 31, 2010	$20.0	$10.2	$20.8	$51.0

Current	$20.0	$10.2	$11.7	$41.9
Non-current (ii)	—	—	9.1	9.1
	$20.0	$10.2	$20.8	$51.0

(i)            Includes legal and certain other provisions and liabilities and asset retirement obligations.

(ii)           Included in provisions and other non-current liabilities on our consolidated balance sheet.

(d)  Pension & non-pension post-employment benefits:

The following table provides a summary of the estimated financial position of our pension and non-pension post-employment benefit plans for 2010 under IFRS:

	Pension Plans	Other Benefit Plans

Plan assets — December 31, 2010	$390.2	$—

Accrued benefit obligations — January 1, 2010	$386.5	$64.1
Service cost	3.0	2.3
Interest cost	21.2	4.0
Voluntary employee contributions	0.1	—
Actuarial losses	35.1	9.2
Plan curtailments/settlements	(9.0)	(1.6)
Benefits and expenses paid	(19.4)	(3.7)
Foreign currency exchange rate changes	2.8	3.8
Accrued benefit obligations — December 31, 2010	$420.3	$78.1

Excess of accrued benefit obligations over plan assets	$(30.1)	$(78.1)
Unrecognized prior service cost	—	(7.6)
Accrued pension cost	$(30.1)	$(85.7)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

The following table outlines the pension balances as reported on the consolidated balance sheet as at December 31, 2010 under IFRS:

	Pension Plans	Other Benefit Plans	Total
Retirement benefit obligations	$(43.6)	$(85.7)	$(129.3)
Pension assets (i)	13.5	—	13.5
	$(30.1)	$(85.7)	$(115.8)

(i)    Included in other non-current assets on our consolidated balance sheet.

The following table outlines the net periodic benefit cost for the year ended December 31, 2010 under IFRS:

	Pension Plans	Other Benefit Plans

Service cost	$3.0	$2.3
Interest cost	21.2	4.0
Expected return on assets	(20.1)	—
Past service cost	—	(0.7)
Curtailment loss (gain)	0.7	(1.8)
	4.8	3.8
Defined contribution pension plan expense	9.7	—
Total expense for 2010	$14.5	$3.8

13.          SUBSEQUENT EVENT

In April 2011, we have agreed to acquire the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc.  The operations, based in Portland, Oregon and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services for some of the world’s largest semiconductor equipment manufacturers. The purchase price is expected to be approximately $80 and will be financed from either our credit facility or from cash on hand.  We expect this acquisition to close in the second quarter of 2011.